KIRKLAND LAKE GOLD ANNOUNCES DETAILS OF THIRD QUARTER 2019 CONFERENCE CALL AND WEBCAST

Toronto, Ontario - October 16, 2019 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today announced that the Company will release its financial and operating results for the third quarter and first nine months of 2019 during the morning of Wednesday, November 6, 2019, Eastern Time (“ET”). The Company will then host a conference call to review the results later that day (Wednesday, November 6, 2019) at 4:00 pm ET. The call will be hosted from the Company’s office in Melbourne, Australia and will take place at 10:00 am on Thursday, November 7, 2019, Australian Eastern Daylight Time (“AEDT”). Those wishing to join the call can do so using the telephone numbers listed below. The call will also be webcast and available on the Company’s website at www.klgold.com.

Date: Wednesday, November 6, 2019, 4:00 pm ET; Thursday, November 7, 2019, 10:00 am AEDT
Conference ID: 2475217
Toll-free number: (833) 241-7254
International callers: (647) 689-4218
Australian toll-free number: 1800287011
Australian local number: 0283798020
Webcast url: https://event.on24.com/wcc/r/2081799/4A06BD369664DB2FAA5CD570F084A4B5

About Kirkland Lake Gold Ltd.
Kirkland Lake Gold Ltd. is a growing gold producer operating in Canada and Australia that produced 723,701 ounces in 2018 and is on track to achieve significant production growth over the next three years, including target production of 950,000 - 1,000,000 ounces in 2019, 930,000 - 1,010,000 ounces in 2020 and 995,000 - 1,055,000 ounces in 2021. The production profile of the Company is anchored by two high-grade, low-cost operations, including the Macassa Mine located in Northern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com.

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com